

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Steve Barber
Chief Executive Officer
Xyratex Ltd.
Langstone Road
Havant, PO9 1SA United Kingdom

      Re: Xyratex Ltd.
             Form 20-F for the Fiscal Year Ended November 30, 2009
             Filed February 23, 2010
             Form 6-K Filed July 15, 2010
             File No. 000-50799

Dear Mr. Barber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended November 30, 2009

Notes to Audited Condensed Consolidated Financial Statements

9. Income Taxes, page F-16

1.   We note the line item "Adjustment in respect of prior years" in your rate reconciliation on page F-18. Please tell us the nature of these adjustments and explain why it was appropriate to record prior year adjustments in the current year. Refer to any authoritative guidance you relied upon when determining your accounting.

Form 6-K Filed July 15, 2010

Notes to Unaudited Condensed Consolidated Financial Statements

4. Net earnings per share, page 18

2.   Clarify whether the holders of restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar at (202) 551-3459 or Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief